____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Virgin Australia Orders Eight Embraer E190-E2s

•	E190-E2 fleet to be based in Perth, Western Australia
•	Embraer’s E2 offers outstanding comfort, performance, the lowest noise emissions and fuel burn
•	Delivery starts 2H2025

Perth, Australia, 13 August 2024 – Virgin Australia has placed a firm order with Embraer for eight E190-E2 small narrowbody aircraft, as part of its fleet renewal plan. The order will see the E190-E2, the world’s most fuel-efficient single-aisle aircraft with the lowest noise emissions, complement the airline’s larger narrowbodies and replace its long-serving Fokker fleet. The order will be reflected in Embraer’s Q3 backlog and deliveries are scheduled to begin in the second half of 2025.

The announcement event was attended by the Deputy Premier of Western Australia and Treasurer, Minister for Transport and Minister for Tourism, the Hon. Rita Saffioti. Virgin Australia’s E190-E2 fleet will be based in Perth and operated by Virgin Australia Regional Airlines (VARA). The aircraft has a flying range of around six hours and is powered by Pratt & Whitney’s PW1900G engines.

“When the new E190-E2 enters service from October 2025, it will become the first new aircraft in the WA charter market this century,” said Jayne Hrdlicka, Virgin Australia Group CEO. “The E190-E2 is the most fuel-efficient aircraft in its segment and will reduce emissions by about 30 per cent compared to the outgoing F100. These aircraft also feature significantly lower noise profiles and enhanced passenger comfort.”

“When the E190-E2 joins the fleet from late next year it will predominantly operate charter flights for VARA, bolstering its position as a leading operator in the WA charter market.

“This is a huge vote of confidence by the Virgin Australia Group in our charter business and the WA market.”

“The E2 is a game changer,” said Martyn Holmes, Chief Commercial Officer, Embraer Commercial Aviation. “We are excited to welcome Virgin Australia to the Embraer family and look forward to seeing our best in class E2 - renowned for comfort, quietness, and low emissions – take the Airline to even greater heights.”

Building upon the first-generation E-Jets’ 20 years of operational excellence, the E190-E2’s enhanced aerodynamics, novel wing design, and new technologies deliver significant improvements in carbon emissions and fuel burn. It has been certified to fly with blends of up to 50% SAF and has demonstrated through test flights the engine’s operability with 100% SAF.

Embraer is committed to developing products, solutions, and technologies to contribute to the aviation industry’s goal of achieving net zero emissions by 2050. Embraer aims to be carbon neutral by 2040 and achieve carbon neutral growth from 2022. It plans to implement 25% sustainable aviation fuel (SAF) use in its operations by 2040 and 100% renewable energy sources by 2030.

Since the first Bandeirante took to Australia’s skies in 1978, Embraer’s has firmly established its presence there with close to 50 aircraft currently operating in the country, making it one of the largest E-Jets fleets in the Asia-Pacific region.

Images: https://embraer.bynder.com/share/DEEE1B18-8924-4E0B-9D78954B108E0BEB/

Visit newsroom.virginaustralia.com to read Virgin Australia’s press announcement.

About VARA and Virgin Australia Group

Virgin Australia Regional Airlines, formerly Skywest, has been a proud fixture in the Western Australian landscape for more than six decades. VARA joined Virgin Australia Group in 2013 and now operates more than 250 services per week.

The Group was founded in the year 2000 by Sir Richard Branson and is now one of the largest Australian airlines operating an extensive domestic network as well as short-haul international services, charter and cargo operations, and its loyalty program, Velocity Frequent Flyer. The Group employs more than 7,800 people and boasts more than 12 million Velocity members who can use their Points to redeem flights to over 600 destinations around the world through Virgin Australia and the airline’s extensive list of international partner carriers.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations